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                                                                   EXHIBIT 3.1.2

     FURTHER RESOLVED, that Article III, Section 3.4 of Keystone's Bylaws be amended in its entirety to read as follows:

     "Section 3.4   ELECTION AND TERM OF OFFICE.

     (a) Except as expressly set forth in this Section 3.4, (i) the directors shall be elected at each annual meeting of shareholders but, if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose and (ii) each director, including a director elected to fill a vacancy, shall hold office until the next annual meeting of the shareholders and until his successor is elected and qualified.

     (b) Upon the effectiveness of Article FOUR of the Restated Articles of Incorporation, the election of directors by the shareholders shall not be by cumulative voting. At each election of directors, each shareholder entitled to vote may vote all the shares held by that shareholder for each of several nominees for director up to the number of directors to be elected. The shareholder may not cast more votes for any single nominee than the number of shares held by that shareholder.

     (c) Any action by the shareholders with respect to any amendment to or the elimination of all or any part of this Article III, Section 3.4, shall require approval by the holders of at least two-thirds of the outstanding shares of the corporation."